UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Closing of Private Placement

As disclosed on AIOS Tech Inc.’s (the “Company”) Report on Form 6-K filed with the Securities and Exchange Commission on February 13, 2026, on February 13, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement offering (the “Private Placement”) of 60,000,000 Class A common shares of par value US$0.01 per share (the “Class A Common Shares”) at the subscription price of US$0.4 per Class A Common Share (the “Per Share Purchase Price”) (“Share Issuance”) and warrants to purchase up to an aggregate of 120,000,000 Class A Common Shares (the “Warrants”).

On March 6, 2026, the transaction contemplated by the Securities Purchase Agreement consummated when all the closing conditions set forth in the Securities Purchase Agreement have been satisfied and the Company issued the Class A Common Shares and Warrants to the Purchasers pursuant to the Securities Purchase Agreement. The gross proceeds to the Company from the Share Issuance were approximately US$24.0 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: March 6, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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